FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors' Presentation filed with the Israeli Securities Authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 13, 2014

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel
Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements.
These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron.
Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
2

▪ $110m dividend distributed
▪ Pocared estimates it will
 complete the FDA trial by the
 end of April 2015
▪ The American Academy of
 Ophthalmology recommends
 early detection of wet AMD
 using Notal Vision’s technology
Results include RDC, except for profit which is attributable to Elron’s shareholders.

$269m
exit proceeds
$166m
$94m
cash balance
profit
$16m
investments

2014. SNAPSHOT

CHANGING THE FACE OF

Invested (Elron)	Invested (total)
$37m	$77m
$21m	$70m
$8.5m	$37m
$9.5m	$11.5m
$5m	$13m

▪ ~$573m in exit proceeds since
 2009
▪ ~$200m invested in med-tech
 companies in recent years
▪ 1-9/2014 profit: ~$94m
▪ Cash balance of $166m
 following the $110m dividend
 distributed in Sept. 2014
▪ A portfolio of companies with
 significant exit potential
▪ Continuing to examine new
 investments in cutting-edge
 med-tech technologies
MICROBIOLOGY
POCARED
50%
STROKE CARE
BRAINSGATE
30%
AMD
NOTAL VISION
21%
HEART FAILURE
KYMA
29%
ORTHOPEDICS
CARTIHEAL
32%
Amounts invested by Elron - directly or through RDC.

ELRON. RESULTS

MAJOR EXITS

3DV Systems
ASSETS SOLD TO MICROSOFT FOR $35M

013 netvision
HOLDINGS SOLD TO DIC AND CII FOR $80M

MEDINGO
COMPANY SOLD TO ROCHE FOR $179M

Teledata NETWORKS
COMPANY SOLD TO ENABLENCE FOR $50M

safend
COMPANY SOLD TO WAVE SYSTEMS CORP FOR $13M

WAVION
COMPANY SOLD TO ALVARION FOR $30M

Sync-Rx
COMPANY SOLD TO VOLCANO FOR $17M

GIVEN IMAGING
ACQUISITION OF COMPANY BY COVIDIEN FOR $1B

▪ Value of exits since 2009:
 ~$1.4b
▪ ~$573m in exit proceeds since
 2009
June 2009
Oct. 2009
May 2010
June 2010
Sept. 2011
Nov. 2011
Nov. 2012
Feb. 2014

ELRON. RESULTS

PROFIT DEVELOPMENT

$93.6m
$66.3m
$17.9m
$4.4m
$(8.4)m
2010
2011
2012
2013
1-9/2014

▪ The cumulative profit since
 2010: $174m

ELRON. RESULTS

NET CASH BALANCE DEVELOPMENT

$40.7m
$31.0m
$21.1m
$15.7m
$95.5m
31.12.10
31.12.11
31.12.12
31.12.13
30.9.14

▪ 1-9/2014: positive cash flow of
 ~$190m
▪ $110m dividend distributed in
 2014
▪ $15m dividend distributed in
 2012
▪ No debt

RDC. ASSET

STRATEGIC ALLIANCE

STRATEGIC PARTNERSHIP BETWEEN ELRON AND RAFAEL, THROUGH A JOINTLY OWNED SUBSIDIARY, THAT HAS ACCESS TO STATE OF THE ART TECHNOLOGIES DEVELOPED BY RAFAEL AND EXCLUSIVE RIGHTS TO COMMERCIALIZE THEM IN CIVILIAN MARKETS

RAFAEL

RAFAEL ADVANCED DEFENSE SYSTEMS

2nd largest government-owned defense company in Israel

2013 net profits after taxes: $101m

2013 sales: $2b

2013 backlog: $4.4b

▪ RDC: jointly held by Elron
 (50.1%) & Rafael (49.9%)
▪ The Rafael-Elron agreement is
 exclusive and indefinite
▪ The agreement is in effect as
 long as Elron maintains a
 holding in RDC
▪ $75m invested by RDC in
 companies since 2009
▪ $235m in exit proceeds since
 2009
▪ $163m in profits since 2009

RDC. ASSET

STRATEGIC ALLIANCE

RDC: combining Rafael's extensive know-how, advanced R&D capabilities, technological innovation and resourcefulness with Elron's strong financial base, access to capital markets, management skills and strategic expertise

GIVEN IMAGING

FROM MILITARY MISSILE TECHNOLOGY TO VIDEO ENDOSCOPIC CAPSULE

Optical Head
Camera
Electrical energy
Compute

Pillcam
Pillcam

▪ Given Imaging was established
 in 1993 by RDC
▪ RDC’s total investment in the
 company: $6.1m
▪ Q1/14: the company’s
 acquisition by Covidien for $30
 per share in cash
▪ The consideration represents a
 $1b valuation
▪ Our share in the consideration:
 Elron- $204m, RDC- $80m
THE CASE OF GIVEN IMAGING

ELRON. INNOVATION

BRAINSGATE

ELECTRICAL STIMULATION BASED TREATMENT FOR ISCHEMIC STROKE

-
-
-
-
-

Treatment of ischemic stroke in a 24 hour window post
symptom onset
Current treatment (tPA protein) is approved for use during
a 3-4.5 hour window only
BrainsGate’s treatment is based on electrical stimulation
of the SPG (a nerve center behind the nasal cavity) using a
miniature electrode
The electrode is implanted in a simple procedure under
local anesthesia
The electrode’s activation induces dilation of cerebral
blood vessels, and augments cerebral blood flow

Elron’s holding: 30%
Founded: 2000
First investment: 2005
Total investment: $70m ($21m
by Elron)
Main partners: Johnson &
Johnson, Boston Scientific,
Pitango, Cipio Partners

ELRON. INNOVATION

BRAINSGATE

STATUS

-
-
-
-

CATALYST. 2015

In 2010 BrainsGate completed a clinical trial on 300 patients whose results strengthened the assessment that the
treatment is effective and safe
BrainsGate is conducting another clinical trial that is expected to support its planned PMA submission to the FDA
The trial is being conducted at medical centers in the U.S.,
Europe and Asia, and is expected to enroll 800-1000 patients
To date, BrainsGate has enrolled ~490 patients
$95b is the estimated cost of
stroke in the U.S. projected for
2015
15m people suffer a stroke
worldwide each year
5% of stroke victims receive
treatment due to the limited
treatment window
15-30% of stroke survivors are
left permanently disabled
Sources: World Health Organization website:
http://www.who.int/cardiovascular_diseases/en/cvd_atlas_15_burden_stroke.pdf. American Heart Association: Heart Disease and Stroke Statistics report - 2010, 2014.

BrainsGate estimates that enrollment of 600
patients for an interim analysis of the FDA study’s
results will be completed during 2015

ELRON. INNOVATION

WHY 24 HOURS?

BRAINSGATE

tPA (current treatment): dissolve clot

SPG stimulation: augment cerebral blood flow

Restores blood flow to the
blocked blood vessel
Due to the temporary
interruption in blood flow,
the blood vessel becomes
brittle
In addition, the treatment
compromises coagulation
The risk of hemorrhage
just 3 hrs after stroke
onset increases 10X
Electrical stimulation induces
dilation of cerebral blood
vessels, and thus augments
blood flow
The stimulation avoids
manipulating the blood clot,
and treats only surrounding
tissue
The risk of hemorrhage is not
induced
Treatment may be
administered during a broad
window of up to 24 hrs

ELRON. INNOVATION

POCARED

RAPID & AUTOMATED MICROBIOLOGY LABORATORY SYSTEM

Real-time and automated system for infectious disease
diagnosis, based on optical technology
Designed for use by major microbiological laboratories
and hospitals
Meant to replace bacteria culturing (the current diagnosis
method) which is expensive, labor-intensive, & time-
consuming
The system’s first application: diagnosis of urinary tract
infection (UTI)
Other potential applications include swabs (throat, nasal
and others), blood, sputum, and cerebrospinal fluid
Elron’s holding: 50%
Founded: 2004
First investment: 2007
Total investment: $77m ($37m
by Elron)
Main partner: SCP Vitalife

ELRON. INNOVATION

POCARED
STATUS

- To date, Pocared has collected ~7,000 samples

CATALYST. 2015

The system is CE certified since December 2011
Pocared is conducting a trial to test the efficacy of the system's
1st application, UTI diagnosis
The trial is expected to support Pocared’s planned FDA
submission
The trial is being conducted at 4 of the world's leading medical centers, and is expected to collect 19,500 samples
125m urine cultures are
performed each year in the U.S.
70% of urine cultures return
negative, after antibiotics have
been unnecessarily administered
Pocared estimates that the FDA trial will be
completed by the end of April 2015
Sources: Interviews conducted by Pocared with leading microbiology laboratories managers.

ELRON. INNOVATION

FROM
48 HRS
TO 48 MIN

POCARED

urine sample cartridge

a complete cartridge carousel

transfer carousel to optical analyzer module

results...

ELRON. INNOVATION

NOTAL VISION

REMOTE MONITORING OF PATIENTS WITH AGE-RELATED MACULAR DEGENERATION

Remote monitoring of patients at risk of vision loss from
AMD
AMD destroys sharp, central vision, necessary for
common tasks such as facial recognition, driving, reading,
& watching television
There are 2 types of AMD, dry (non-neovascular) and wet
(neovascular); about 90% of blindness is associated with
wet AMD
Notal Vision’s ForeseeHome enables early detection of
conversion to wet AMD, early treatment, & prevention of
vision loss
The ForeseeHome is the first device of its type
Elron’s holding: 21%
Founded: 2000
First investment: 2003
Total investment: $37m ($8.5m
by Elron)
Main partners: Evergreen,
Ganot, Berman & Co

ELRON. INNOVATION

NOTAL VISION
STATUS

CATALYST. 2015

Notal Vision began marketing the ForeseeHome in the U.S.
The ForeseeHome was granted a CPT code, effective 2015
The American Academy of Ophthalmology (AAO) adopted a
recommendation in its clinical guidelines for early detection of wet AMD using Notal Vision’s technology
1,000,000 tests have been recorded with the device
AMD is a leading cause of severe
vision loss and blindness in
adults over age 60, and affects
~9.1m individuals in the U.S.
Notal Vision is in negotiations with Medicare
regarding coverage and payment
National Eye Institute website: http://www.nei.nih.gov/health/fact_sheet.asp.

ELRON. INNOVATION

THANKS TO A 3 MIN TEST...

NOTAL VISION

Wave
Center Dot
1. A series of targets flash on-screen and disappear. Each target appears as a dotted line.
2. Using a computer mouse, the patient clicks where he/she saw a distortion (such as a bump, hump, or wave) on the dotted line.
3. When the test is complete, the patient's results are automatically transmitted to the ForeseeHome Data Monitoring Center.

You prescribe ForeseeHome to your patients with dry AMD.
Patients perform a simple 3-minute test per eye at home. Daily testing is recommended.
We monitor your patients for changes in their visual field between office visits.
The ForeseeHome Data Monitoring Center provides you with timely alerts to vision changes so a follow-up appointment can be scheduled.

Notal Vision website: http://www.notalvision.com/
The device detects even
small changes in vision
The Data Monitoring Center
alerts patient & doctor

ELRON. INNOVATION

CARTIHEAL

IMPLANT FOR CARTILAGE & BONE REGENERATION IN THE KNEE

-
-
-
-
-

Implant for repairing cartilage and osteochondral defects
in loadbearing joints, such as the knee
The implant has a unique structure, comprising of marine
aragonite with biological modifications
The implant biodegrades in the implantation site, and
promotes the regeneration of native (hyaline) cartilage
and subchondral bone in its place
No current treatment has succeeded in regenerating
native cartilage and bone
Existing treatments have succeeded in regenerating
“hyaline-like” cartilage only, which has limited
loadbearing capabilities
Elron’s holding: 32%
Founded: 2009
First investment: 2012
Total investment: $13m ($5m
by Elron)
Main partners: Accelmed,
Access Medical

ELRON. INNOVATION

CARTIHEAL
STATUS

CATALYST. 2015

The implant is CE certified since April 2011
Preclinical studies demonstrated cartilage & bone
regeneration at the implantation site
A series of clinical trials are underway at well-known medical centers in Europe to test the implant’s safety and efficacy
Preliminary results have demonstrated a reduction in pain,
and cartilage & bone regeneration at the implantation site
To date ~100 patients have been implanted
~35m people in the U.S. alone
suffer from cartilage injuries
The cartilage repair market is
expected to exceed $3b
Continue to conduct clinical trials
BioMedGPS, 2012; Medtech Insight, January 2011

ELRON. INNOVATION

TRUE CARTILAGE & BONE REGENERATED

CARTIHEAL

1 day post-op:
6 months post-op:

ELRON. INNOVATION

KYMA

CONTINUOUS MONITORING OF CHRONIC HEART FAILURE PATIENTS

A system for continuous remote monitoring of CHF
patients
The system is built around a non-invasive and very small
sensor attached to the patient
Based on unique radar technology (RFIC) that enables
direct & precise measurement of fluid in the lungs
The device is intended to enable early treatment of lung
edema, and as a result, reduce hospitalization admissions
The device is meant as an all-in-one solution for CHF
patients, tracking a combination of vital signs (multipoint
E.K.G., respiratory sinus, wall motion, posture-movement,
& others)
Elron’s holding: 29%
Founded: 2008
First investment: 2009
Total investment: $11.5m
($9.5m by RDC)
Main partner: Ganot

The device is CE certified for hospital use since October 2013
The company is conducting a series of clinical trials in diverse treatment settings (ICUs, CHF units, nursing homes, & others)
The purpose is to analyze the costs involved in treating these patients with and without Kyma’s device
The trials are being carried out in Israel, Europe, & the U.S.
~4.3m people suffer from CHF in
the U.S.
$24b is the estimated cost of
CHF in the U.S. projected for
2015
Remote patient monitoring for
heart failure may potentially
yield annual national cost
savings in the U.S. of up to $6.4
billion
The FDA’s comments on Kyma’s 510(k) submission
were received; Kyma is expected to respond in the
coming months
It is estimated that product launch will take place
in 2015
American Heart Association: Heart Disease and Stroke Statistics report - 2014. New England Healthcare Institute. (2009).
Remote Physiological Monitoring: Research Update.
http://www.nehi.net/publications/36/remote_physiological_monitoring_research_update

▪ Elron’s market value is similar
 to its cash balance
▪ Book value of associates &
 consolidated companies:
 generally represents the
 amount invested in companies
 less our share in their losses,
 which mainly include R&D
 costs
Holdings in companies 1	Book value at Sep. 30, 2014 ($m)	Amount invested ($m)
Associates and consolidated companies:
Pocared	3.7	37.4
BrainsGate	(0.5)	21.2
Others	9.0	18.3
Companies presented at fair value:
Notal Vision	13.8	8.5
Jordan Valley	10.4	8.1
Others	4.3	18.6
Total Holdings	40.7	112.1
Financial Assets, net	-	-
Debt (as of Nov. 7, 2014)	-	-
Cash (as of Nov. 7, 2014) 2	128.0	128.0
TOTAL 3	168.7	240.9
Price per share on TASE (in $) (as of Nov. 7, 2014)		4.48
Elron’s market value (as of Nov. 7, 2014)		133.3
1 Includes Elron’s direct holdings and its effective indirect holdings through RDC and RDSeed.
2 Includes Elron’s cash balance and 50.1% of RDC’s cash balance.
3 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.

Proven expertise in identifying opportunities, building
technology leaders, and exiting holdings
Operational holding company with the flexibility to provide
its group companies with long-term commitment
Strategic partnership with Rafael - access to state-of-the-
art military technologies, and exclusive rights to
commercialize them in civilian markets
Proven strategy of hands-on involvement in day-to-day
operations of group companies
Unique access to Israel’s world-class human capital, R&D
resources, universities, & scientific institutions
Lean and experienced management team
Mature and diverse portfolio of companies with significant
exit potential
Focus on a growing field with a clear M&A bent - medical
devices

Looking ahead, Elron should always understand that the
ever evolving changes in the high tech industry will be
exponential, and therefore, success will depend on choosing
the right niches in the world market in which it can maintain and improve its relative advantage.
Mr. Uzia Galil, Elron’s founder
“